                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                 NETEGRITY, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                    Options Granted after December 1, 1999 to
                Purchase Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    64110P107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                             M. Colette Cooke, Esq.
                                 General Counsel
                                 Netegrity, Inc.
                                52 Second Avenue
                                Waltham, MA 02451
                                 (781) 890-1700

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                         Anthony J. Medaglia, Jr., Esq.
                           Hutchins, Wheeler & Dittmar
                           A Professional Corporation
                               101 Federal Street
                                Boston, MA 02110
                                 (617) 951-6600

                            CALCULATION OF FILING FEE

                TRANSACTION VALUATION*                        AMOUNT OF FILING FEE
                ----------------------                        --------------------
                         $49,260,772                                   $9,853

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,824,163 shares of common stock of Netegrity, Inc. having an aggregate value of $49,260,772 as of August 8, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction. The fee was previously paid with the filing of Schedule TO on August 9, 2001.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


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Amount Previously Paid: Not Applicable. Form or Registration No.: Not
applicable. Filing party: Not applicable. Date filed: Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]third party tender offer subject to Rule 14d-1. [X]issuer tender offer subject to Rule 13e-4. [_]going-private transaction subject to Rule 13e-3. [_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]


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This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule TO filed with the Securities and Exchange Commission (the "SEC") on August 9, 2001, as amended by Amendment No. 1 filed with the SEC on August 22, 2001 and Amendment No. 2 filed with the SEC on September 6, 2001, relating to the offer by Netegrity, Inc. ("Netegrity") to exchange options to purchase shares of its common stock, par value $.01 per share, held by certain employees for new options to purchase shares of its common stock at a per share exercise price equal to the fair market value of one share of its common stock on the date of grant (the "Offer") upon the terms and subject to the conditions in the Offer to Exchange dated August 9, 2001, as amended and supplemented on August 22, 2001 and September 6, 2001 (the "Offer to Exchange").

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby supplemented as follows: The Offer expired at midnight, Eastern Daylight Time, on September 7, 2001. Pursuant to the Offer, we accepted for exchange options to purchase 2,278,878 shares of our common stock, which represented 80.7% of the options eligible for exchange. We will grant options to purchase an aggregate of 2,278,878 shares of our common stock in exchange for such accepted options, subject to the terms and conditions of the Offer, as set forth in the Offer to Exchange.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete, and correct.

                                          NETEGRITY, INC.

Dated:  September 14, 2001                By: /s/ Barry N. Bycoff
                                             ---------------------------------
                                             Barry N. Bycoff
                                             President, Chief Executive Officer,
                                             Director and Chairman of the Board